Wuxin Technology Holdings, Inc.

Tefa Information and Technology Plaza, Floor 15,

No. 2 Qiongyu Road, Nanshan District,

Shenzhen 518052, China

March 29, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jan Woo, Legal Branch Chief

Re:	Delaying Amendment for Wuxin Technology Holdings, Inc. Registration Statement on Form F-1 (File No. 333-263919)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-263919) filed with the Securities and Exchange Commission (the “Commission”) by Wuxin Technology Holdings, Inc. on March 28, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Joan Wu, Hunter Taubman Fischer & Li LLC at (212) 530-2208.

Kind regards,

/s/ Lianqi Liu

Lianqi Liu

Chief Executive Officer and Director